UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Seaport Global Acquisition II Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

81221H105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81221H105	13G	Page 1 of 6

1.	Names of Reporting Persons Seaport Global SPAC II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,593,750 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,593,750 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,593,750 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Footnote 2 below.
11.	Percent of Class Represented by Amount in Row (9) 20% (1)(2)
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 81221H105	13G	Page 2 of 6

1.	Names of Reporting Persons Seaport Global Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,593,750 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,593,750 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,593,750 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Footnote 2 below.
11.	Percent of Class Represented by Amount in Row (9) 20% (1)
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 81221H105	13G	Page 3 of 6

1.	Names of Reporting Persons Stephen C. Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,593,750 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,593,750 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,593,750 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Footnote 2 below.
11.	Percent of Class Represented by Amount in Row (9) 20% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)             See Item 4 below. The Reporting Person owns 3,593,750 shares of Class B common stock of the Issuer, which are automatically convertible into the Issuer’s Class A common stock, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-260623). Stephen C. Smith is the Chief Executive Officer of Seaport Global Asset Management LLC, the managing member of Seaport Global SPAC II, LLC. Consequently, Mr. Smith may be deemed the beneficial owner of the shares held by Seaport Global SPAC III, LLC and has voting and dispositive control over such securities. Mr. Smith has an indirect pecuniary interest in shares of Class B common stock of the issuer through membership interests in Seaport Global SPAC II, LLC, over which Mr. Smith does not have voting or dispositive control.

(2)             Excludes 7,531,250 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 81221H105	13G	Page 4 of 6

Item 1.

(a)	Name of issuer

Seaport Global Acquisition II Corp. (the “Issuer”).

(b)	Address of issuer’s principal executive offices

360 Madison Avenue, 20th Floor

New York, NY 10017

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed by Seaport Global SPAC II, LLC, Seaport Global Asset Management LLC and Stephen C. Smith (collectively, the “Reporting Persons”).

(b)	Address or principal business office or, if none, residence

The address of each of the Reporting Person is: 360 Madison Avenue, 20th Floor, New York, NY 10017.

(c)	Citizenship

Each of Seaport Global SPAC II, LLC and Seaport Global Asset Management, LLC is a limited liability company formed in Delaware. Stephen C. Smith is a citizen of the United States of America.

(d)	Title of class of securities

Class A common stock, par value $0.0001 per share (the “Class A Common Stock”).

(e)	CUSIP No.

81221H105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 81221H105	13G	Page 5 of 6

Item 4.	Ownership

The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 3,593,750 of the Issuer’s shares of Class B common stock, representing 20% of the total shares of Class A common stock issued and outstanding and assuming the conversion of all the issued and outstanding shares of Class B common stock of the Issuer. The shares of Class B common stock are automatically convertible into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial Business Combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-260623).

Seaport Global SPAC II, LLC is the record holder of the shares reported herein. Stephen C. Smith is the Chief Executive Officer of Seaport Global Asset Management, LLC, the managing member of Seaport Global SPAC II, LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Seaport Global SPAC II, LLC and have voting and dispositive control over such securities.

The percentages used in this Schedule 13G are based on 14,375,000 shares of the Issuer’s Class A common stock and 3,593,750 shares of its Class B common stock issued and outstanding as of December 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2021, filed with the Securities and Exchange Commission on December 23, 2021.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Seaport Global SPAC II, LLC

By: SEAPORT GLOBAL ASSET MANAGEMENT LLC, as the managing member of Seaport Global SPAC II, LLC

By:	/s/ Stephen C. Smith
Name: Stephen C. Smith
Title: Chief Executive Officer

Seaport Global Asset Management, LLC

By:	/s/ Stephen C. Smith
Name: Stephen C. Smith
Title: Chief Executive Officer

By:	/s/ Stephen C. Smith